Exhibit 8.1

Himax Technologies, Inc.

List of Subsidiaries

Subsidiary	Jurisdiction of Incorporation	Percentage of Our Ownership Interest

Himax Technologies Limited	ROC	100%
Himax Technologies Anyang Limited	South Korea	100%
Wisepal Technologies, Inc.	ROC	100%
Himax Technologies (Samoa), Inc.	Samoa	100%(1)
Himax Technologies (Suzhou) Co., Ltd.	PRC	100%(1)
Himax Technologies (Shenzhen) Co., Ltd.	PRC	100%(1)
Himax Display, Inc.	ROC	88.1%
Integrated Microdisplays Limited	Hong Kong	100%(2)
Himax Analogic, Inc.	ROC	73.7%
Himax Imaging, Inc.	Cayman	100%
Himax Imaging Ltd.	ROC	100%
Himax Imaging Corp.	California, USA	100%
Argo Limited	Cayman	100%
Tellus Limited	Cayman	100%
Himax Media Solutions, Inc.	ROC	80.1%(3)

________________________

(1) Indirectly, through our 100% ownership of Himax Technologies Limited.

(2) Indirectly, through our 88.1% ownership of Himax Display, Inc.

(3) Directly or indirectly, through our 100% ownership of Himax Technologies Limited which holds 36.2%.